[Britton & Koontz letterhead]

December 22, 2009

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Britton & Koontz Capital Corporation (“the Company”)
           Form 10-Q for the Period Ended September 30, 2009
           File No. 001-33009

Dear Mr. Vaughn:

In response to your letter dated December 8, 2009, we submit the following supplemental information that will further explain disclosures in the documents referenced above.  We will include the requested information in future filings and have included a draft of the disclosures had they been included in the filings in question.

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing this information, if you have additional comments, please let me know.

Sincerely,

/s/ William M. Salters
William M. Salters
Chief Financial Officer

Form 10-Q for the period ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Investment Securities

The amortized cost and approximate fair value of investment securities classified as held-to-maturity at September 30, 2009, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of State and
Political Subdivisions	$37,616,512	$1,160,827	$(130,834)	$38,646,505
Mortgage-Backed Securities	12,166,022	534,147	--	12,700,169
Total	$49,782,534	$1,694,974	$(130,834)	$51,346,674

The amortized cost and approximate fair value of investment securities classified as available-for-sale at September 30, 2009, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of State and
Political Subdivisions	$3,292,194	$152,982	$(64,024)	$3,381,152
Mortgage-Backed Securities	91,542,514	4,632,028	--	96,174,542
Total	$94,834,708	$4,785,010	$(64,024)	$99,555,694

There were no investment securities classified as trading at September 30, 2009.

The aggregate fair value and aggregate unrealized losses on securities whose fair values are below book values as of September 30, 2009, are summarized below.  Due to the nature of the investment and current market prices, these unrealized losses are considered a temporary impairment of the securities.

As of September 30, 2009, there were 12 securities included in held-to-maturity and 7 securities included in available-for-sale with fair values below book value.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
Held-to-Maturity:
Obligations of
State and Political
Subdivisions (12)	$480,200	$(3,226)	$4,553,275	$(127,609)	$5,033,475	$(130,835)
Total	$480,200	$(3,226)	$4,553,275	$(127,609)	$5,033,475	$(130,835)

Available for Sale:
Obligations of
State and Political Subdivisions (7)	$1,413,471	$(64,024)	--	--	$1,413,471	$(64,024)
Total	$1,413,471	$(64,024)	--	--	$1,413,471	$(64,024)

The unrealized losses in the Company’s investment portfolio, caused by interest rate increases, are not credit issues and are deemed to be temporary.  Cash flows from the mortgage-backed securities are guaranteed by the full faith and credit of the United States or by an agency of the United States government.   The Company also has the ability and intent to hold these securities until maturity and thus is not required to record any loss on the securities.

Asset Quality

Since December 31, 2007, the Company’s non-performing assets have increased by $6.3 million while loan levels have remained flat.  Both trends reflect the impact of the national recession, characterized by stress on repayment resources for some existing borrowers and overall weakened demand for credit.  Furthermore, like many other banks, problem credits for the Company are significantly associated with commercial real estate (“CRE”) lending.  As part of its process of identifying risk in its CRE portfolio, as well as in its other types of loans, the company’s loan review and credit administration personnel have increased their focus on the reassessment of secondary sources of repayment, namely, underlying real estate collateral and guarantor support.

The change in the relative levels of the specific and general components of the allowance for loan losses reflects this particular focus in valuing problem credits.  The level of specific reserves has changed to reflect not only the increase in the Company’s level of nonperforming assets but also the up-to-date collateral value estimates resulting from the Company’s focus on secondary sources of repayment.  At the same time, since the overall balance of the loan portfolio has been flat while the level of specific reserves has fluctuated as described in the previous sentence, there has not been a corresponding need to increase general reserves.

We believe that the Company has promptly identified specific, measurable exposures and, when warranted, increased the allowance for loan losses through provision expense.   Provision expense was $440 thousand for the year ending December 31, 2007, and increased to $730 thousand for the year ending December 31, 2008, and to $1.9 million for the first nine months of 2009.  At the same time, net charge-offs were $353 thousand for the year ending December 31, 2007, $763 thousand for the year ending December 31, 2008 and $1.8 million for the first nine months of 2009.  Thus, the Company’s specific reserves have increased to address the increase in the Company’s nonperforming assets, but these increases have been offset by increased net charge-offs.

The Company’s ratio of CRE loans to capital also indicates, in our view, that CRE problem credits have been adequately reserved for.  At September 30, 2009, loans related to the financing of land and construction projects were 74% of capital, well below the regulatory guideline of the 100% capital test.  All CRE loans, including completed projects, amounted to 337% of capital, a level comparing favorably to the regulatory guideline of 300%.

The table below shows the changes in the components of the allowance for loan losses, the breakdown of nonperforming assets, including net charge-offs and the provision for loan losses, loan levels and CRE ratios for the nine months ended September 30, 2009 and for the years ending December 31, 2008 and 2007, respectively.

(dollars in thousands)	09/30/2009	FYE 2008	FYE 2007
Specific	$1,234	$669	$948
General	869	1,229	1,000
Unallocated	342	500	483
Total Allowance for Loan Losses	$2,445	$2,398	$2,431
Non-accrual loans	6,148	3,568	1,302
90 days past due	1,010	518	12
Other real estate	1,177	919	747
Non-performing assets	$8,335	$5,005	$2,061
Provision for Loan Losses	1,870	730	440
Net charge-offs	(1,823)	(763)	(353)
Total Loans	224,275	225,511	223,353
CRE-100%	73.76%	89.26%	*
CRE-300%	336.78%	204.93%	*

* Data was not tracked in 2007